# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WISDOMTREE TRUST, CIK 0001350487
CUSIP: 97717W380
Title of class of securities: EXCHANGE TRADED PRODUCT
Address of issuer's principal executive offices: 250 WEST 34TH STREET, 3RD FLOOR, NEW YORK, New York (NY), 10119
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-005950
Filed by CIK 0001897144

## Reporting persons
- WIN ADVISORS, INC: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 0; sole dispositive power 41,271; shared dispositive power 0; aggregate amount beneficially owned 41,271 (0.6% of the class)

## Item 1. Issuer
Name of issuer: WISDOMTREE TRUST
Address of issuer's principal executive offices:
250 WEST 34TH STREET
3RD FLOOR
NEW YORK, NEW YORK
10119

## Item 2. Person Filing
Name of person filing: WIN ADVISORS, INC
Address of principal business office or, if none, residence:
11440 NORTH JOG RD
PALM BEACH GARDENS, Florida
33418-3764
Citizenship: WIN ADVISORS, INC - FLORIDA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 41,271
Percent of class: 0.6
Sole power to vote or to direct the vote: WIN ADVISORS, INC - 0
Shared power to vote or to direct the vote: WIN ADVISORS, INC - 0
Sole power to dispose or to direct the disposition: WIN ADVISORS, INC - 41,271
Shared power to dispose or to direct the disposition: WIN ADVISORS, INC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- WIN ADVISORS, INC: MARY THERESE WALSH, CHIEF COMPLIANCE OFFICER (02/14/2025)